UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JUNO THERAPEUTICS, INC.
(Name of Subject Company (Issuer))

BLUE MAGPIE CORPORATION

(Offeror)
A Wholly-Owned Subsidiary of

CELGENE CORPORATION

(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

48205A 10 9
(CUSIP Number of Class of Securities)

Mark J. Alles
Chief Executive Officer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
(908) 673-9000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Cantone, Esq.
Daniel I. Ganitsky, Esq.
Michael E. Ellis, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,412,756,548	$1,171,888.19

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 108,192,604 shares of common stock, $0.0001 par value per share (the “Shares”), of Juno Therapeutics, Inc. (“Juno”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 104,136,136 Shares outstanding (excluding Shares (A) owned by Celgene Corporation (“Celgene”), Blue Magpie Corporation (“Purchaser”) or any other direct or indirect wholly-owned subsidiary of Celgene, (B) owned by Juno (including Shares held in treasury) and (C) constituting unvested restricted stock) and (ii) (A) 3,722,230 Shares issuable upon the exercise of outstanding options exercisable prior to March 2, 2018, (B) 269,385 Shares underlying unvested restricted stock units that vest prior to March 2, 2018 and (C) 64,853 Shares of unvested restricted stock that vest prior to March 2, 2018), multiplied by (b) the offer price of $87.00 per Share. The foregoing share figures have been provided by Juno to Celgene and Purchaser and are as of January 26, 2018, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $124.50 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,171,888.19	Filing Party:	Celgene Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	February 2, 2018
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

2

CUSIP No. 48205A 10 9

1	Name of reporting person: CELGENE CORPORATION
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.

Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 99,227,867
	9	Sole dispositive power -0-
	10	Shared dispositive power 99,227,867

11	Aggregate amount beneficially owned by each reporting person 99,227,867
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 85.4%
14	Type of reporting person CO

This Amendment No. 4 to the combined Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D amendment filed under cover of Schedule TO further amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on February 2, 2018, as amended and supplemented by Amendment No. 1 filed with the Commission on February 14, 2018, Amendment No. 2 filed with the Commission on February 21, 2018 and Amendment No. 3 filed with the Commission on February 22, 2018 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Blue Magpie Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Celgene Corporation, a Delaware corporation (“Celgene”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Juno Therapeutics, Inc., a Delaware corporation (“Juno”) (other than any Shares owned at the commencement of the Offer (as defined below) by (i) Celgene, Purchaser or any other direct or indirect wholly-owned subsidiary of Celgene and (ii) Juno (or held in Juno’s treasury)) at a price of $87.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes in accordance with the Merger Agreement (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2018 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented herein. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9, 11 and 13.

Items 1 through 9, 11 and 13 of the Schedule TO are hereby amended and supplemented by adding the following:

The Offer expired at one minute after 11:59 p.m., Eastern time, at the end of the day on Friday, March 2, 2018. The Depositary has advised Celgene and Purchaser that, as of the expiration of the Offer, a total of 88,118,707 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 76% of the Shares outstanding as of the expiration of the Offer and, when taken together with the Celgene-Owned Shares, representing approximately 85% of the Shares outstanding as of the expiration of the Offer. In addition, Notices of Guaranteed Delivery have been delivered with respect to approximately 2,611,851 Shares that have not yet been tendered, representing approximately 2% of the outstanding Shares.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition as defined in the Offer to Purchase, and all other conditions to the Offer were satisfied or waived. Promptly after the expiration of the Offer, Purchaser irrevocably accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered in the Offer (together with the 11,109,160 Shares beneficially owned by Celgene prior to the commencement of the Offer), Purchaser acquired sufficient Shares to complete the Merger without the affirmative vote of the stockholders of Juno pursuant to Section 251(h) of the DGCL. Celgene and Purchaser expect to effect the Merger as soon as practicable in accordance with the terms of the Merger Agreement. At the effective time of the Merger, each Share (other than the Excluded Shares (as defined in the Merger Agreement)) then outstanding will be canceled and converted into the right to receive $87.00, in cash, without interest and subject to any withholding of taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Celgene and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Juno’s reporting obligations under the Exchange Act as promptly as practicable.

On March 5, 2018, Celgene issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(L) hereto, and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented with the following:

(a)(5)(L)	Press Release issued by Celgene on March 5, 2018

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2018

CELGENE CORPORATION

By:	/s/ Mark J. Alles
Mark J. Alles
Chief Executive Officer

BLUE MAGPIE CORPORATION

By:	/s/ Mark J. Alles
Mark J. Alles
Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated February 2, 2018

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Summary Newspaper Advertisement as published in the New York Times on February 2, 2018

(a)(5)(A)	Investor Presentation presented on Celgene Investor Conference Call on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)

(a)(5)(B)	Joint Press Release issued by Celgene and Juno on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)

(a)(5)(C)	Transcript of Investor Conference Call with Investors of Celgene held on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)

(a)(5)(D)	Slide Presented at Juno Employee Meeting (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 23, 2018)

(a)(5)(E)	Email from Celgene CEO to Juno Employees (incorporated by reference to Exhibit 99.2 to Celgene’s Schedule TO-C filed on January 23, 2018)

(a)(5)(F)	Excerpt from Celgene’s Fourth Quarter and Full-Year 2017 Earnings Release (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 25, 2018)

(a)(5)(G)*	Press Release issued by Celgene on February 2, 2018

(a)(5)(H)	Annual Report on Form 10-K of Juno Therapeutics, Inc. for the fiscal year ended December 31, 2016 (filed with the SEC on March 1, 2017 and incorporated herein by reference)

(a)(5)(I)	Quarterly Report on Form 10-Q of Juno Therapeutics, Inc. for the quarterly period ended September 30, 2017 (filed with the SEC on November 1, 2017 and incorporated herein by reference)

(a)(5)(J)	Underwriting Agreement, dated as of February 8, 2018, among Celgene, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of several Underwriters named therein (incorporated by reference to Exhibit 1.1 to Celgene’s Form 8-K filed on February 9, 2018)

(a)(5)(K)*	Press Release issued by Celgene on February 21, 2018

(a)(5)(L)	Press Release issued by Celgene on March 5, 2018

(b)	Indenture, dated as of February 20, 2018, relating to the 2.875% Senior Notes due 2021, the 3.250% Senior Notes due 2023, the 3.900% Senior Notes due 2028 and the 4.550% Senior Notes due 2048 between the Celgene and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Celgene’s Form 8-K filed on February 20, 2018)

(c)(1)	Opinion of J.P. Morgan Securities LLC dated January 21, 2018 (included as Schedule D to the Offer to Purchase filed as Exhibit (a)(1)(i))

(c)(2)*	Presentation by J.P. Morgan to the Board of Directors of Celgene, dated January 21, 2018

(d)(1)	Agreement and Plan of Merger, dated as of January 21, 2018, by and among Purchaser, Celgene and Juno (incorporated by reference to Exhibit 2.1 to Celgene’s Current Report on Form 8-K filed on January 22, 2018)

(d)(2)	Amended and Restated Master Research and Collaboration Agreement, dated August 13, 2015, by and among Celgene, Celgene RIVOT and Juno (incorporated by reference to Exhibit 10.12 to Juno’s Quarterly Report on Form 10-Q filed on August 14, 2015)

(d)(3)	License Agreement, dated April 22, 2016, by and among Celgene, Celgene Switzerland and Juno (incorporated by reference to Exhibit 10.2 to Juno’s Quarterly Report on Form 10-Q filed on August 5, 2016)

(d)(4)	Share Purchase Agreement, dated as of June 29, 2015, between Celgene, Celgene RIVOT and Juno (incorporated by reference to Exhibit 10.1 to Juno’s Current Report on Form 8-K filed on June 29, 2015)

(d)(5)	Voting and Standstill Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.2 to Juno’s Current Report on Form 8-K filed on June 29, 2015)

(d)(6)	Registration Rights Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.3 to Juno’s Current Report on Form 8-K filed on June 29, 2015)

(d)(7)	Assignment and Joinder Agreement, dated December 17, 2015, among Celgene, Celgene RIVOT, Celgene Switzerland and Juno (incorporated by reference to Exhibit 7 to Celgene RIVOT’s Schedule 13D/A with respect to Juno filed on January 21, 2015)

(d)(8)	Share Purchase Agreement and Omnibus Amendment, dated as of September 21, 2017, among Celgene, Celgene RIVOT, Celgene Switzerland and Juno (incorporated by reference to Exhibit 10.1 to Juno’s Current Report on Form 8-K filed on September 22, 2017)

(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C to the Offer to Purchase filed as Exhibit (a)(1)(i))

(g)	Not applicable

(h)	Not applicable

* Previously filed.

Exhibit (a)(5)(L)

CELGENE ANNOUNCES EXPIRATION OF CASH TENDER OFFER FOR SHARES OF JUNO THERAPEUTICS, INC.

SUMMIT, NJ – (March 5, 2018) – Celgene Corporation (NASDAQ:CELG) today announced that its tender offer to purchase any and all issued and outstanding shares of common stock of Juno Therapeutics, Inc. at a price of $87.00 per share, net to the seller in cash, without interest and less required withholding taxes, expired at 12:00 midnight ET, at the end of the day on Friday, March 2, 2018.

The depositary for the tender offer has advised that, as of the expiration of the tender offer, a total of approximately 90,730,558 shares were validly tendered and not withdrawn in the tender offer (including shares delivered through notices of guaranteed delivery), representing approximately 78% of Juno’s outstanding shares or approximately 88% of Juno's outstanding shares including the Juno shares already owned by Celgene. Celgene’s wholly-owned subsidiary will accept for payment all shares that were validly tendered and not withdrawn prior to expiration of the tender offer, and payment for such shares will be made promptly, in accordance with the terms of the tender offer.

Celgene expects the merger to close in the coming days, with Juno becoming a wholly owned subsidiary of Celgene. As a consequence of the merger, each outstanding Juno share not tendered and purchased in the offer (other than those as to which holders properly exercise dissenters’ rights and those owned at the commencement of the tender offer by Celgene or its direct and indirect subsidiaries) will be converted into the right to receive the same $87.00 per share, net to the holder in cash, without interest and less any required withholding taxes, that was offered in the tender offer. Following completion of the merger, Juno’s common stock will cease to be traded on the NASDAQ Global Select Market.

About Celgene

Celgene Corporation, headquartered in Summit, New Jersey, is an integrated global biopharmaceutical company engaged primarily in the discovery, development and commercialization of innovative therapies for the treatment of cancer and inflammatory diseases through next-generation solutions in protein homeostasis, immuno-oncology, epigenetics, immunology and neuro-inflammation. For more information, please visit www.celgene.com. Follow Celgene on Social Media: @Celgene, Pinterest, LinkedIn, Facebook and YouTube.

Hyperlinks are provided as a convenience and for informational purposes only. Celgene bears no responsibility for the security or content of external websites.

Forward-Looking Statements

This press release contains forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words "expects," "anticipates," "believes," "intends," "estimates," "plans," "will," "outlook" and similar expressions. Forward-looking statements are based on management's current plans, estimates, assumptions and projections, and speak only as of the date they are made. We undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in our Annual Report on Form 10-K and our other reports filed with the Securities and Exchange Commission.

Celgene contacts:

Investors:

908-673-9628

ir@celgene.com

Media:

908-673-2275

media@celgene.com